SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of December 9, 2004


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                                                                Press enquiries:
         Patrick Murphy tel: +44 115 906 4151; email: patrick.murphy@marconi.com

                                                             Investor enquiries:
              Karen Keyes tel: +44 207 306 1345; email: karen.keyes@marconi.com

                                                     Industry analyst enquiries:
         Skip MacAskill tel: +44 2476 56 3705; email: skip.macaskill@marconi.com


            MARCONI IS SELECTED AS PREFERRED BIDDER BY TUBE LINES


         Heads of Terms has been signed between the two companies for a
                                13-year contract

London - 9 December 2004 - Marconi Corporation plc's (London: MONI and NASDAQ:
MRCIY) Transportation group, part of Marconi Value Added Services (VAS) business, today announced that it has been selected by Tube Lines, a public-private partnership responsible for the maintenance and upgrade of the London Underground infrastructure on the Jubilee, Northern and Piccadilly lines, as its preferred bidder for the Communications and SCADA (Supervisory Control and Data Acquisition) Integrated Whole Life Contract. Under this contract, Marconi will supply, support and maintain the communications infrastructure for the Jubilee, Northern and Piccadilly Lines until 2018.

Working in partnership with Amey Infrastructure Services, a division of Amey plc, the leading provider of support services, Marconi will be responsible for upgrading and maintaining the communications infrastructure on the Jubilee, Northern and Piccadilly Lines. This includes the public address system, CCTV and security systems, customer help points and visual information displays as well as a central management system, which will monitor all station assets such as lifts and ventilation.

Marconi and Tube Lines have signed a Heads of Terms and are working towards signing a final contract in early 2005. Work has already commenced on the project, with Marconi mobilising to commence the communications upgrade on eight stations on the Jubilee, Northern and Piccadilly Lines.

ENDS/...



Notes to editors

About Tube Lines

1. Tube Lines is responsible for the maintenance and upgrade of the infrastructure on the Jubilee, Northern and Piccadilly lines. London Underground is responsible for operating the Underground, for employing drivers and station staff, for ticketing and fares, and for the Tube's safety regime.

2. The Tube Lines consortium consists of Amey, Bechtel and Jarvis, and brings together some of the most experienced providers of business services with specialist skills in the rail industry, including track and signal renewals, plus project and operational management. They are providing some of the best project and operational managers from around the world to work on the modernisation of the Tube system.

About Amey

 1. Amey is a leading provider of integrated business and infrastructure services to the public and private sector and is working closely with central and local government to develop major projects including PFI and PPP projects, in the education, health, transport and defence sectors. Services range from managing large scale transportation infrastructure to delivering professional and back office services, all of which are underpinned by leading-edge technology and a genuine partnering philosophy.
 2. Amey Infrastructure Services Limited is the operating division that will work in partnership with Marconi to carry out the Communications and SCADA programme of work for Tube Lines.
 3. Amey Infrastructure Services (AIS) is the newly formed business division of Amey PLC that will focus on providing comprehensive end-to-end service solutions, on a national basis, to a wide range of infrastructure clients. AIS brings together the strengths and capabilities of the well-established and successful Amey Highways, Amey Rail and Amey Fleet Services businesses into a single integrated organisation.

    The new organisation is structured to deliver services through four business streams:

   - Professional Services
   - Strategic Highways
   - Rail
   - Local Government


 4. The AIS Professional Services business stream provides specialist technical and consultancy services from across Amey to deliver solutions that support Intelligent Transport Systems, Whole Life Asset Management and Environment and Safety. Projects include the provision of real-time passenger information for UTMC projects and rail customer information systems, including 176 stations for South West Trains.


About Marconi Transportation

Marconi Transportation, part of Marconi Corporation plc's Value Added Services business, is an integrated communications business with over 30 years of transportation experience. Its professional staff is currently delivering a number of high profile communications projects that continue to set standards in the Rail, Road and Air industries. Its consultants and design engineers are committed to delivering tailored solutions based on complex network integration, high performance service provision and best of breed products. Its customer services division is committed to providing the best possible support for our customers' systems and networks on a 24x7x365 basis.

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.


Copyright (c) 2004 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 10-K report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 9 December, 2004